Exhibit (f)

SOMERLEY LIMITED
10/F., The Hong Kong Club Building, 3A Chater Road, Central, Hong Kong Telephone: 2869 9090 Fax: 2845 0614 E-Mail: somerley@somerley.com.hk

20 July 2012

To:	the Independent Unitholders of
HSBC China Dragon Fund

Dear Sirs,

ONE-OFF REDEMPTION OFFER

INTRODUCTION

We refer to our appointment as independent financial adviser to advise the Independent Unitholders on the terms of the One-off Redemption Offer in connection with the Change of Investment Objective and Policies. Details of the One-off Redemption Offer are set out in the “Letter from the Manager” contained in the circular of the Fund to the Unitholders dated 20 July 2012 (the “Circular”), of which this letter forms a part. Capitalised terms used in this letter shall have the same meanings as those defined in the Circular unless the context otherwise requires.

Pursuant to the One-off Redemption Offer, the Manager offers a right to the Unitholders to redeem the whole or a part of their Units for cash at the net asset value of the Units being redeemed (calculated using the relevant market closing prices of the underlying investments of the Fund and the Fund’s applicable operating expenses accrued or incurred to date on the Value Day) on a one-off basis, less the Redemption Levy, provided that the total number of Units to be redeemed by the Fund shall not exceed 40% of the total outstanding number of Units as at the Lodgement Date. The Unitholders are not compelled to accept any such offer and may choose to retain all their Units if they wish.

The One-off Redemption Offer is subject to the Independent Unitholders’ approval by way of the Extraordinary Resolution at the General Meeting. The Trustee, the custodian of the Fund, the Manager and their respective Connected Persons including, fellow subsidiaries and/or associated companies of the Manager as well as the Manager’s parent company, the subsidiaries of the Manager’s parent company and associated companies of the Manager’s parent company and the subsidiaries of such parent company that (i) trade in the Units as discretionary fund managers and/or (ii) for proprietary purposes, own or control or direct the holding of voting rights and rights over the Units, shall abstain from voting in respect of the Extraordinary Resolution. Only Independent Unitholders will be entitled to vote on the Extraordinary Resolution.

An independent committee will not be established to advise the Independent Unitholders. The non-executive directors of the Manager have a potential conflict of interests because (i) they are employees of various subsidiaries of HSBC Holdings plc and (ii) certain fellow subsidiaries and/or associated companies and shareholders of the Manager have traded in the Units for proprietary purposes and/or have undertaken transactions with the Fund such as acting as brokers for the Fund.

We, Somerley Limited, have been appointed to make a recommendation to the Independent Unitholders as to whether the terms of the One-off Redemption Offer are fair and reasonable so far as the Independent Unitholders are concerned and whether the Independent Unitholders should vote in favour of the resolution to approve and to accept the One-off Redemption Offer.

In formulating our opinion, we have relied on the information and facts supplied, and the opinions expressed, by the Manager’s directors, staff and advisers and have assumed that such information, facts and opinions are true, accurate and complete in all material aspects and will remain so up to the time of the General Meeting. We have also sought and received confirmation from the Manager’s directors that no material facts have been omitted from the information supplied and opinions expressed to us. We have relied on such information and consider that the information we have received is sufficient for us to reach the recommendation as set out in this letter and to justify our reliance on such information. We have no reason to believe that any material information has been withheld from us, nor to doubt the truth, accuracy or completeness of the information provided, and the reasonableness of the opinions expressed by the Manager’s directors, staff and advisers. We have, however, not conducted any independent investigation into the affairs of the Fund, nor have we carried out any independent verification of the information supplied.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion and recommendation on whether the terms of the One-off Redemption Offer are fair and reasonable so far as the Independent Unitholders are concerned, we have taken the following principal factors and reasons into consideration:

1.                                      Background information of the Fund

Launched in July 2007, the Fund is a unit trust constituted by the Trust Deed under Hong Kong law and authorised by the SFC under the SFO. It is an actively managed fund listed on the Main Board of the Stock Exchange and aims to seek long-term capital growth by investing primarily in listed companies established or operating in the PRC or listed companies that are positioned to benefit from the growth potential and investment opportunities in the PRC, including but not limited to A shares, B shares, H shares and shares issued by red chip companies and other companies which carry out a significant proportion of their business activities in the PRC.

With the proposed Change of Investment Objective and Policies, which is subject to the Independent Unitholders’ approval by way of the Extraordinary Resolution at the General Meeting, the Fund will primarily invest in A shares directly through the qualified foreign institutional investor investment quota of the Manager and indirectly through investment of (i) up to 40% of its net asset value in financial derivative instruments and securities linked to A shares (such as CAAPs (including A share participation certificates/notes and/or other access products issued by third party investment banks or brokers)) and (ii) up to 40% of its net asset value in ETFs (including synthetic ETFs) authorised by the SFC with exposure to A shares, provided that the Fund’s total investment in CAAPs and ETFs (including synthetic ETFs) authorised by the SFC with exposure to A shares will not exceed 50% in the aggregate of its net asset value. Because of this change, the Manager proposes to offer the Unitholders the One-off Redemption Offer, which is a right to redeem a part (or, in the event that the total number of Units for which applications are made under the One-off Redemption Offer is less than or equal to 40% of the outstanding number of Units as at the Lodgement Date, the whole) of their Units for cash on a one-off basis. The non-A share investments of the Fund will be selected for sale to satisfy such redemption while at the same time matching the Change of Investment Objective and Policies. The Manager believes that the proposed Change of Investment Objective and Policies will provide a better and clearer investment proposition for investors.

2.                                     Performance of the Fund

Set out below is the summary of the performance of the Fund for each of the two years ended 31 March 2011 and for the six months ended 30 September 2011 as extracted from the Fund’s 2011 annual report and 2011 interim report:

	For the six months ended		For the year ended
	30 September		31 March
	2011	2010	2011	2010
	HK$	HK$	HK$	HK$
	(unaudited)	(unaudited)	(audited)	(audited)

Net investment (loss)/gain	(787,808,759)	119,917,137	353,798,369	1,228,172,724
(Decrease)/increase in net assets attributable to the Unitholders for the period/year	(842,091,494)	70,516,992	233,690,838	1,121,491,561

	As at 30 September		As at 31 March
	2011	2010	2011	2010
	HK$	HK$	HK$	HK$
	(unaudited)	(unaudited)	(audited)	(audited)

Total net asset value	2,625,725,116	3,393,376,016	3,520,104,901	3,403,444,993
Total net asset value per Unit	7.50	9.39	9.86	9.15

(i)                                    2011 compared to 2010

The increase in net assets attributable to the Unitholders for the year ended 31 March 2011 fell by approximately 79.2% from approximately HK$1,121.5 million to approximately HK$233.7 million when compared with the previous year. According to the 2011 annual report of the Fund, this was mainly attributable to a slowdown in economic activities in China resulting from the PRC Government’s tightening measures to control asset prices and inflation and the deteriorating investor sentiment due to certain external factors such as the heightening civil tension in the Middle East and North Africa and the earthquake in Japan. Nevertheless, the Fund still recorded an increase in net asset value per Unit from approximately HK$9.15 as at 31 March 2010 to approximately HK$9.86 as at 31 March 2011 as a result of the positive net investment gain recorded and the repurchase of Units by the Fund at the then prevailing price during the year ended 31 March 2011.

(ii)                                Six months ended 30 September 2011 compared to six months ended 30 September 2010

The Fund recorded a decrease in net assets attributable to the Unitholders of approximately HK$842.1 million for the six months ended 30 September 2011, compared to an increase in net assets attributable to the Unitholders of approximately HK$70.5 million in the corresponding period last year. According to the 2011 interim report of the Fund, the unsatisfactory performance of Chinese equities for the six months ended 30 September 2011 primarily resulted from the uncertainty over the mid-year downgrading of the United States treasury’s debt rating and investors’ concerns over the European sovereign debt crisis. Accordingly, the total net asset value per Unit of the Fund decreased significantly from approximately HK$9.86 as at 31 March 2011 to approximately HK$7.50 as at 30 September 2011.

3.                                      Principal terms and conditions of the One-off Redemption Offer

Subject to the passing of the proposed resolutions for the Change of Investment Objective and Policies and the amendments to the Trust Deed by the Supplemental Trust Deed at the General Meeting, the Manager proposes to offer a right to the Unitholders to redeem the whole or a part of their Units for cash on a one-off basis. The principal terms and conditions of this offer are set out below:

(i)                                    Principal terms

(a)                         the Unitholders can apply to redeem the whole or a part of their holdings as at the Lodgement Date on a one-off basis provided that the total number of Units to be redeemed by the Fund shall not exceed 40% of the total outstanding number of Units as at the Lodgement Date;

(b)                         the One-off Redemption Offer shall occur on the Redemption Day at the net asset value of the Units being redeemed on the Value Day less the Redemption Levy;

(c)                          in the event that the total number of Units for which applications are made under the One-off Redemption Offer exceeds 40% of the outstanding number of Units as at the Lodgement Date, the redemption requests of the Unitholders will be satisfied on a pro rata basis based on the number of Units the Unitholders have validly applied to redeem, rounded down to the nearest whole Unit;

(d)                         in the event that the total number of Units for which applications are made under the One-off Redemption Offer is less than or equal to 40% of the outstanding number of Units as at the Lodgement Date, the Manager shall satisfy all such redemption requests; and

(e)                          the Manager shall realise non-A share investments of the Fund and apply all or part of such realisation proceeds to satisfy redemption requests.

(ii)                                Conditions to the One-off Redemption Offer

The One-off Redemption Offer will be conditional only upon obtaining the Independent Unitholders’ approval by way of the Extraordinary Resolution at the General Meeting to approve the Change of Investment Objective and Policies, the One-off Redemption Offer and the amendments to the Trust Deed by the Supplemental Trust Deed (so as to effect the One-off Redemption Offer and the Change of Investment Objective and Policies and conform to the Code’s requirements). The above condition to the One-off Redemption Offer may not be waived.

If either the Change of Investment Objective and Policies, the One-off Redemption Offer or the amendments to the Trust Deed by the Supplemental Trust Deed is not approved by the Independent Unitholders, the One-off Redemption Offer will not be made to the Unitholders.

The One-off Redemption Offer will not be lasped or conditional on any minimum number of redemption applications made by the Unitholders.

4.                                      Reasons for the One-off Redemption Offer

The Manager considers the One-off Redemption Offer is beneficial to the Independent Unitholders in the following aspects:

(i)                                     The One-off Redemption Offer provides the Independent Unitholders an option to exit a substantial part (or, in certain circumstances, the whole) of their investments in the Fund at the net asset value of the Units being redeemed on the Value Day (subject to the Redemption Levy). Given the fact that the Fund has been trading at a discount to its net asset value since October 2007, an opportunity to redeem at the net asset value is in our view advantageous to the Independent Unitholders.

Set out below is a chart showing the discount or premium of the Fund’s market price on the Stock Exchange to its monthly net asset value per Unit since it was listed in July 2007:

Price-to-net asset value discount/premium

Source: Bloomberg

As shown in the chart above, the Fund has in recent years traded at a discount to its net asset value. After the release of the announcement in relation to the Change of Investment Objective and Policies and the One-off Redemption Offer on 7 December 2011, the price-to-net asset value discount of the Fund improved from approximately 26.4% on 7 December 2011 to approximately 21.1% on 8 December 2011 and further to a minimum of approximately 9.9% on 25 June 2012.

The Fund has been trading at a daily average discount of approximately 18.1% and 16.3% to its net asset value during the calendar year 2011 and during the six months ended 30 June 2012, respectively. The Manager believes that the Change of Investment Objective and Policies, the One-off Redemption Offer and the amendments to the Trust Deed through the

Supplemental Trust Deed may potentially narrow such discount while allowing the Independent Unitholders to realise certain Units at the net asset value of the Units being redeemed as at the Value Day; and

(ii)                                  The One-off Redemption Offer provides an alternative to the Independent Unitholders to diversify their portfolios after the proposed Change of Investment Objective and Policies is in place. Under the revised investment objective and policies of the Fund (which is subject to the Independent Unitholders’ approval at the General Meeting), the Fund will realise certain non-A share investments and apply such realisation proceeds to satisfy the redemption requests of the Unitholders pursuant to the One-off Redemption Offer (which is subject to the Independent Unitholders’ approval at the General Meeting and is also conditional on the approval of the Change of Investment Objective and Policies and the amendments to the Trust Deed by the Supplemental Trust Deed). Any remaining realisation proceeds will be invested to gain exposure to A share investments. For Independent Unitholders who would like to maintain or gain more exposure to non-A share investments such as B shares, H shares and shares issued by red chip companies, the One-off Redemption Offer gives them an opportunity to have a part (or, in certain circumstances, the whole) of their Units redeemed at the net asset value and to use such redemption proceeds to invest in securities which they consider appropriate for their investment objectives.

5.                                      Risk associated with the One-off Redemption Offer

Set out below are the principal risks associated with the One-Off Redemption Offer which we have considered during our assessment of the fairness and reasonableness of the One-off Redemption Offer:

(i)                                    The net asset value at which the eligible Units are redeemed

Under the One-off Redemption Offer, the eligible Units will be redeemed at the net asset value on the Value Day. The net asset value per Unit of the Fund on the Value Day cannot be calculated as at the Latest Practicable Date. The net asset value per Unit of the Fund on the Value Day may possibly be lower than the then market price of the Fund on the Stock Exchange, although this has not been the case historically except for a short period just after the Fund’s launch in 2007.

(ii)                                The actual number of Units eventually redeemed

A Unitholder may not be able to redeem all the Units he or she applies to redeem under the One-off Redemption Offer. As stated in the section headed “Principal terms and conditions of the One-off Redemption Offer” above, in the event that the total number of Units for which applications are made under the One-off Redemption Offer exceeds 40% of the outstanding number of Units as at the Lodgement Date, the number of Units the Unitholders can eventually redeem will be reduced proportionally based on the number of Units they have validly applied to redeem, rounded down to the nearest whole Unit.

(iii)                            Existence of odd lot Units

Any Units held by the Unitholders that are not successfully redeemed under the One-off Redemption Offer may be in odd lots, the realisable price of which may be significantly lower than the traded price of such Units on the market.

6.                                      Evaluation of the principal terms of the One-off Redemption Offer

(i)                                    Percentage of the Fund’s net asset value to be redeemed

Under the One-off Redemption Offer, there is no minimum number of Units which a Unitholder can apply to redeem. A Unitholder may apply to redeem the whole or a part of his or her holding of Units. Redemption applications with respect to Units that are in excess of his or her holdings will be disregarded by the Manager. However, the total number of Units to be redeemed by the Fund shall not exceed 40% of the total outstanding number of Units as at the Lodgement Date.

The limit of 40% of the Fund’s net asset value to be redeemed has been determined by the Manager with reference to the percentage holding of the Fund in non-A share investments (excluding cash) as at 30 September 2011 which was approximately 46.8%. Such investments will be substantially disposed of as a result of the Change of Investment Objective and Policies. Taking into account (i) the monthly average percentage holding of the Fund in non-A share investments (excluding cash) of approximately 49.6% from September 2011 to May 2012, and (ii) the fact that the Fund may invest in such non-A investments as B shares, H shares and shares issued by red chip companies up to 10% of its net asset value in the event that appropriate A share investments are not available, we consider the 40% limit reasonable.

(ii)                                Redemption price

Under the One-off Redemption Offer, each Unit will be redeemed at the net asset value per Unit of the Fund on the Value Day, subject to the Redemption Levy (as discussed in more detail below). The net asset value per Unit is arrived at by valuing the assets of the Fund, deducting the liabilities of the Fund and dividing the net assets by the number of Units in issue. Since the net asset value per Unit is the maximum amount the Unitholders are entitled to and can receive from the Fund in the event that the Fund divests all of its investments and distributes all of the proceeds to the Unitholders, we consider the basis of the redemption price fair and reasonable.

(iii)                            Maximum redemption levy

Under the One-off Redemption Offer, the Manager will pay the Unitholders the net asset value of the eligible Units to be redeemed on the Value Day less a redemption levy of up to 2% of the redemption price. The Redemption Levy, which will be deducted from the redemption price, incorporates explicit transaction costs (e.g. commission and stamp duty) and implicit costs (i.e. market impacts of implementation) incurred in the sale of the underlying investments of the Fund, and will be retained for the benefit of the Fund. Market impacts of implementation are indirect costs resulting from price slippage when orders are executed as there may be a difference between the execution price and the price at the time of order creation.

AsianInvestor has ranked top 100 fund management companies in terms of asset under management (“AUM”) sourced from Asian Pacific as at 30 September 2011. Among the lop 30 fund management companies, we identified nine fund management companies which have launched umbrella funds, consisting of sub-funds investing in China-related securities, for retail sales in Hong Kong, and reviewed their prospectuses. Out of these nine fund management companies, six will charge a maximum redemption levy ranging from 2% to 5%, two will charge a redemption levy ranging from 0% to 4% (subject to the length of holding) and one does not charge any redemption levy at all. As total AUM of the top 30 fund management companies ranked by AsianInvestor has accounted for approximately 73.4% of that of the top 100 fund management companies, and a majority of the top 30 fund management companies (which have launched sub-funds investing in China-related securities for retail sales in Hong Kong) will charge a maximum redemption levy with a range from 2% to 5%, we consider the Redemption Levy acceptable from the point of view of the Independent Unitholders, and that the Redemption Levy is charged in accordance with the market practice.

DISCUSSION AND ANALYSIS

In summary, the One-off Redemption Offer is expected to bring the following benefits to the Independent Unitholders:

(i)

the One-off Redemption Offer provides the Independent Unitholders an option to exit a substantial part (or, in certain circumstances, the whole) of their investments in the Fund and to realise Units at the net asset value of the Units being redeemed. We consider this advantageous to the Independent Unitholders, given that the Fund has been trading at a significant discount to its net asset value since October 2007;

(ii)

the One-off Redemption Offer allows the Independent Unitholders to apply the redemption proceeds in purchasing securities which they consider appropriate. On the other hand, should the Change of Investment Objective and Policies be acceptable to the Independent Unitholders, the Independent Unitholders can choose not to exercise the right under the One-off Redemption Offer and allow the Manager to invest for them; and

(iii)	the redemption price represents the maximum amount the Independent Unitholders are entitled to and can receive from the Fund in the case of redemptions.

Taking into account the above factors, we consider it is in the interest of the Independent Unitholders to approve and, if the Independent Unitholders intend to exit, to accept the One-off Redemption Offer.

RECOMMENDATION

Taking into account the above principal factors and reasons, we consider that the terms of the One-off Redemption Offer are fair and reasonable so far as the Independent Unitholders are concerned, and are in the interest of the Independent Unitholders as a whole. Accordingly, we recommend the Independent Unitholders to vote in favour of the Extraordinary Resolution to be proposed at the General Meeting to approve, among other things, the One-off Redemption Offer and to accept the One-off Redemption Offer. However, our advice is subject to the following considerations.

If the Independent Unitholders consider the Change of Investment Objective and Policies appropriate for their own investment objectives and willingness to assume risk, they should choose not to accept the One-off Redemption Offer and allow the Manager to invest for them.

On the contrary, if the Independent Unitholders consider the Change of Investment Objective and Policies inappropriate for their own investment objectives and willingness to assume risk, or if they would like to maintain or gain more exposure to non-A share investments such as B shares, H shares and shares issued by red chip companies, they should consider accepting the One-off Redemption Offer and using such redemption proceeds to invest in securities which they consider appropriate for their own individual circumstances.

Yours faithfully,
for and on behalf of
SOMERLEY LIMITED

/s/ Martin Sabine	/s/ David Ching
Martin Sabine	David Ching
Chairman	Director